Mail Stop 4561

January 9, 2007

Oleg Logvinov
220 Old New Brunswick Road
Piscataway, NJ 08854

>   **Re: Arkados Group, Inc.**
>   **Form 10-KSB for Fiscal Year Ended May 31, 2006**
>   **Form 10-QSB for Fiscal Quarter Ended August 31, 2006**
>   **File No.**

Dear Mr. Logvinov:

　　We have reviewed your response letter dated November 28, 2006, and have the following additional comments.

Form 10-KSB

Financial Statements and Notes

Note 8 – Convertible Debentures and Related Party Payables, page F-14

2004 6% Convertible Notes, page F-14

1.   We have read and considered your response to comment four.   It does not appear that the debt instrument qualifies as conventional convertible debt as contemplated by EITF 05-2 and paragraph 4 of EITF 00-19. As a result, in order to arrive at the conclusion that a separate conversion option would not qualify as a derivative, the option would need to qualify for equity classification in accordance with paragraphs 12 – 32 of EITF 00-19. Please provide us with your analysis of paragraphs 12 – 32 of EITF 00-19 as it relates to this debt instrument.

2005 6% Convertible Notes, page F-15

2.   We note your disclosure that the Company has determined that they have sufficient registered unissued shares to satisfy the conversion feature of the debt should the maximum number of shares need to be issued. Please confirm for us that all potentially convertible instruments were considered in performing this calculation in accordance with paragraph 19 of EITF 00-19. Additionally, in future filings, expand your disclosure to indicate why no embedded derivative exists in the debt instrument in accordance with SFAS 133 and EITF 00-19 and

that the Company will continue to monitor the debt instrument to ensure that it has sufficient registered shares to satisfy the conversion feature.

6% Secured Debentures, page F-15

3.   We have read and reviewed your response to comment six. We note that the issuance of the shares pursuant to the reset provision is solely within the company's control; and for this reason, you believe that the convertible notes are convertible into a "fixed number of shares" and should be considered as conventional convertible debt. Instruments that include a provision (even if remote), other than anti-dilutive provisions as described in SFAS 123(R), wherein the number of shares are not fixed, the instrument would not be considered conventional convertible. Given that your debt instrument has a feature wherein the conversion price is adjusted at a price below $0.85 per share, it appears that this note does not meet the definition of conventional convertible debt in accordance with paragraph 4 of EITF Issue 00-19 or EITF 05-2. As a result, you are required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19. Please provide us with your analysis of paragraphs 12 – 32 of EITF 00-19 as it relates to this debt instrument.

Form 10-QSB for the period ended August 31, 2006

Note 4 Convertible Debentures and Related Party Payables, page 12

4.   It appears that an additional $1,773,471 and $500,000 aggregate principal amount of 6% Secured Debentures were issued on June 30, 2006 and September 26, 2006, respectively, are subject to the same terms as the convertible subordinated note as described above. As a result, we note the accounting of this debt may also be impacted depending on your view as to the appropriate accounting for these similar convertible instruments under EITF 00-19. Please advise.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

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You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant